 Exhibit 17.1

NanoFlex Power Corporation

April 6, 2016

To: Dean L. Ledger, CEO and Board Chair

From: Robert J. Fasnacht, Director and EVP

Please consider this my Notice of Resignation as an Officer and Director of NanoFlex Power Corporation, and its subsidiary Global Photonic Energy Corporation, effective 5:00 pm MST, Friday April 15, 2016. My resignation is not the result of any disagreement with management or the board on any matter.

/s/ Bob

Bob